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2016 DEC 21 PM 12:45
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DEC 19 2016
Washington DC
408

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-046630

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2015 AND ENDING 09/30/2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE OIL & GAS ASSET CLEARINGHOUSE II, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1235 N. Loop W., Suite 500, Houston, Texas 77008
(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James C. Row 281-873-4600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

8750 N. Central Expressway, Suite 300 Dallas Texas 75231
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JCA

RMS

OATH OR AFFIRMATION

I, James C. Row, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Oil & Gas Asset Clearinghouse II, LLC, as of December 15, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



TERRELL T GERARD
My Commission Expires
May 23, 2019

Signature

James C. Row, Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2016

The Oil & Gas Asset Clearinghouse II, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

SEPTEMBER 30, 2016

THE OIL & GAS ASSET CLEARINGHOUSE II, LLC

INDEX


MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
The Oil & Gas Asset Clearinghouse II, LLC

We have audited the accompanying statement of financial condition of The Oil & Gas Asset Clearinghouse II, LLC (the "Company") as of September 30, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Oil & Gas Asset Clearinghouse II, LLC as of September 30, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
December 15, 2016

THE OIL & GAS ASSET CLEARINGHOUSE II, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2016

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	15,520
Prepaid expense		5,951
Total current assets		21,471
TOTAL ASSETS	$	21,471

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	$	–
MEMBER'S EQUITY		21,471
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	21,471

THE OIL & GAS ASSET CLEARINGHOUSE II, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2016

Revenues:	
Auction Commissions	$ 1,045,386
Retention Fees	219,835
Total Revenues	1,265,221
Cost of Services	659,269
Gross Profit	605,952
OPERATING EXPENSES:	
Management service fee	175,695
Administrative fee	25,951
Regulatory fees	15,701
Occupancy fees	7,028
General and administrative	25,022
Total Operating Expenses	249,397
NET INCOME	$ 356,555

See accompanying notes to these financial statements.

THE OIL & GAS ASSET CLEARINGHOUSE II, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2016

	Receivable from affiliate	Member's Equity	Total Member's Equity
BALANCES, September 30, 2015	$ (1,837,335)	$ 1,866,459	$ 29,124
Distributions		(2,191,347)	(2,191,347)
Net Income		356,555	356,555
Net Change in intercompany receivable	1,827,139		1,827,139
BALANCES, September 30, 2016	$ (10,196)	$ 31,667	$ 21,471

See accompanying notes to these financial statements.

THE OIL & GAS ASSET CLEARINGHOUSE II, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2016

OPERATING ACTIVITIES:	
Net income	$ 356,555
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in prepaid expenses	630
NET CASH FLOW FROM OPERATING ACTIVITIES	357,185
INVESTING ACTIVITIES	
Net cash provided by investing activities	0
FINANCING ACTIVITIES	
Cash collected on net receivable from Affiliate	6,000
Cash payments on net receivable from Affiliate	(13,000)
Net increase in receivable from Affiliate	(357,208)
Net cash provided by financing activities	(364,208)
NET DECREASE IN CASH	(7,023)
CASH AND CASH EQUIVALENTS, beginning of year	22,543
CASH AND CASH EQUIVALENTS, end of year	$ 15,520

Supplemental Disclosures of Non-Cash Financing Activities

The Company made distributions of $2,191,347 to it's member by reducing an intercompany receivable by the same amount.

See accompanying notes to these financial statements.

THE OIL & GAS ASSET CLEARINGHOUSE II, LLC

NOTES TO FINANCIAL STATEMENTS

1. **BUSINESS**:

The Oil & Gas Asset Clearinghouse II, LLC (the "Clearinghouse" or the "Company"), a Delaware Limited Liability Company, is a registered direct participation program broker-dealer under the Securities Exchange Act of 1934 (the "Securities Act"). The Company provides transaction services through a combination of open-outcry bidding and the Company's proprietary internet bidding platform to facilitate a competitive marketplace for oil and gas properties. Property marketplace services are delivered through a property auction, where sellers pay the Company a percentage of the sale value. The Company is a wholly owned subsidiary of Marketplace Holdings, LLC.

On March 14, 2016, OFSCap Acquisition, LLC purchased 99% of Clearinghouse Holdings, LLC which owns 100% of Marketplace Holdings, LLC and its subsidiaries. OFSCap Acquisition, LLC was formed on December 4, 2015 by James C. Row and Humberto D. Sirvent.

The Company originally entered into a Management Services Agreement (MSA) with The Oil and Gas Clearinghouse, LLC (OGAC) in October 2009. Under the terms of the MSA, OGAC pays the Company a monthly retention fee in exchange for use of the broker-dealer license in its auction and negotiated transactions operations. The Company, which has no employees or facilities of its own, records OGAC monthly management service, administrative, and occupancy fees in exchange for administrative, payroll, and other services. The MSA renews automatically for successive one-year periods unless terminated by either party upon 30 to 180 days advance notice.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**:

Use of Estimates – In preparing the financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents.

Revenue Recognition and expenses – The Company generates revenue by providing dealer/manager services to affiliates. The Company receives a set monthly retention fee as specified in the MSA with OGAC. Revenue is recognized as earned. All auction related revenues/expenses are initially incurred by OGAC and billed to the Company under the MSA agreement. As a result, the Company does not pay or retain any cash from revenues recorded or expenses incurred. The Company records a net payable/receivable to OGAC for the difference between revenues generated from the Company's auctions and expenses incurred on behalf of the Company by OGAC. The Company has recorded the net receivable from OGAC as a contra equity account at September 30, 2016.

Income Taxes – As a limited liability company, the Company is not a taxable entity under the provisions of the Internal Revenue Code and, accordingly, the accompanying financial statements do not reflect a provision for the Company for federal income taxes. The tax effect of the Company's transactions related to this entity is the responsibility of its sole member. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statement. The Company is no longer subject to federal and state income tax examinations by tax authorities for years before 2011.

Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company places its cash with financial institutions that management believes are creditworthy.

During Fiscal 2016, the Company had one customer that accounted for more than 10% of the Company's revenues.

3. **NET CAPITAL**:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Act, the Company is required to maintain a minimum net capital of $5,000. The provisions also require that the ratio of aggregate indebtedness to net capital, both as defined by the Securities Act, shall not exceed 15:1. As of September 30, 2016, the excess net capital of the Clearinghouse was $10,521, and the Company was in compliance with the minimum net capital requirements and the related net capital ratio.

4. **RELATED PARTY TRANSACTIONS**:

The Company and it's affiliates are under common control, and the existence of that control creates operating results and financial positions significantly different than if the companies were autonomous.

The receivable from affiliate of $10,196 at September 30, 2016 results from the net transactions pursuant to the MSA with OGAC. For financial reporting purposes, the receivable is classified as a contra-equity account rather than as an asset due to the nature of the receivable with a related party; and the fact that repayment and other terms may be modified at the discretion of related parties.

Additionally, the Company recognized $219,835 of retention fee revenue from OGAC. This amount relates to revenue for the Company holding its broker dealer license. Expenses of $49,912 were paid by an affiliate and included in administrative fees, regulatory fees and general and administrative expense. The Company is provided office space, office facilities and certain administrative functions from its Affiliate under the terms of an existing Management Services Agreement.

5. **SUBSEQUENT EVENTS**:

The Company evaluated subsequent events after the balance sheet date of September 30, 2016. The company changed the name from The Oil & Gas Asset Clearinghouse II, LLC to Clearinghouse Securities, LLC on November 15, 2016.

SUPPLEMENTAL SCHEDULES

THE OIL & GAS ASSET CLEARINGHOUSE II, LLC

**SCHEDULE 1 – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934**

AS OF SEPTEMBER 30, 2016

MEMBER'S EQUITY	$ 21,471
LESS NON-ALLOWABLE ASSETS:	
Prepaid expenses	(5,951)
Net capital	15,520
NET CAPITAL REQUIREMENT:	
The greater of $5,000, or aggregate indebtedness not to exceed 1,500% of net capital	5,000
EXCESS NET CAPITAL	$ 10,520

The computation of net capital included in the Company's Form X-17A-5 (FOCUS Report, Part II) as of September 30, 2016 agrees with the above computation.

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
The Oil & Gas Asset Clearinghouse II, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) The Oil & Gas Asset Clearinghouse II, LLC (the "Company") identified provision 17 C.F.R. §15c3-3(k)(2)(i) (the "exemption provision") under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
December 15, 2016

The Oil & Gas Asset Clearinghouse II, LLC's Exemption Report

The Oil & Gas Asset Clearinghouse II, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(i) as the Company is a broker or dealer, who does not carry customer margin accounts and does not hold funds or securities for, or owe money or securities to, customers. Because the Company does not have customers, the Company does not have a bank account designated as "Special Account for the Exclusive Benefit of Customers of The Oil & Gas Asset Clearinghouse II, LLC".

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

The Oil & Gas Asset Clearinghouse II, LLC

I, James C. Row, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: James C. Row

Title: President

December 1, 2016